Exhibit 95

MINE SAFETY DISCLOSURE

We operate surface mines in the western United States to produce construction aggregates. The operation of our mines is subject to regulation by the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). MSHA conducted 27 and 13 inspections at 20 and 11 of our mines during the three months ended September 30, 2019 and 2018, respectively. There were no reportable citations following 26 and 13 of those inspections during the three months ended September 30, 2019 and 2018, respectively.

During the three months ended September 30, 2019 and 2018, specifically with respect to our mines:

•	MSHA did not issue any orders requiring persons to be withdrawn from the areas affected by the alleged violations of mandatory health or safety standards under Section 104(b) of the Mine Act.
•	MSHA did not issue any citations or orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act.
•	MSHA did not identify any flagrant violations under Section 110(b)(2) of the Mine Act.
•	MSHA did not issue any imminent danger order requiring immediate withdrawal from the affected areas under Section 107(a) of the Mine Act.
•	We did not experience any mining-related fatalities.
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We did not receive written notice of a pattern of violations of mandatory health or safety standards from MSHA under Section 104(e) of the Mine Act or of the potential to have a pattern of violations of mandatory health or safety standards from MSHA.

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There was one legal action that is a contest of citations and orders referenced in Subpart B of 29 CFR Part 2700 pending before the Federal Mine Safety and Health Review Commission. There was one such legal action instituted or resolved during the three months ended September 30, 2019 and 2018.

•	Proposed assessments from the MSHA during the three months ended September 30, 2019 and 2018 were less than two thousand dollars.